Exhibit (a)(30)

                                DANA CORPORATION
                           3RD QUARTER CONFERENCE CALL
                                OCTOBER 24, 2003
                                 10:00 A.M. EDT


OPERATOR: Good morning and welcome to Dana Corporation's third quarter conference call. This call is being tape-recorded. The format for today's conference call includes remarks by Dana's Acting President and Chief Operating Officer, Bill Carroll, and by Bob Richter, Chief Financial Officer, followed by a question-answer session. At this time, I would like to begin the presentation by turning the call over to Michelle Hards, Director of Investor Relations. Please go ahead, Michelle.

MICHELLE HARDS, DIRECTOR OF INVESTOR RELATIONS, DANA CORPORATION: Thanks, Ashley. Good morning everyone and welcome to Dana Corporation's third quarter 2003 conference call.

Earlier today, we issued our third-quarter earnings release. We have also filed a copy of the release, along with the slides for this presentation, with the SEC in a report on Form 8-K. This report is available on our website at "www.dana.com" on the Investor page under "SEC Filings." Also, I hope that you all saw the announcement on Tuesday regarding the increase in our dividend to 6 cents per share in the fourth quarter. If you would like a copy of the earnings or dividend release, please call my office at (419) 535-4635 and we'll send it to you promptly.

Today's call is supported by a slide presentation, again located on the "dana.com" investor page. In the spirit of continuous improvement, this presentation is now available in an easy-to-print "PDF" format. And you will find the PDF file located in the vertical bar on the left side of the Conference Call home page.

During this call, we will be discussing Dana's financial statements with DCC shown on an equity basis, which is how we evaluate our operating segments and regions, rather than on the fully-consolidated basis which we use for reporting under accounting principles generally accepted in the United States or GAAP. A presentation of the most comparable GAAP financial measures, and reconciliations of the differences between the non-GAAP measures and the GAAP measures, can be found at the end of our earnings release or at the end of this presentation. In addition, reconciliations of other non-GAAP measures can also be found at the end of the earnings release or this presentation. Again, our non-GAAP measures reflect DCC on an equity basis and the GAAP measures account for DCC on a consolidated basis.

Just as a reminder, our webcast system enables you to direct questions to us via the Internet throughout the presentation. Bill and Bob will answer as many questions as time permits, and all other BONA FIDE questions will receive a follow-up response.

Let's move on to Slide #2. I'd like to remind everyone that today's conference call remarks will include forward-looking statements. These statements are based on our current knowledge and involve assumptions, uncertainties, and risks. Our actual results could differ materially from those which are anticipated or projected due to factors that we will be discussing and others that are referenced in our SEC reports. This conference call and its supporting visuals may not be recorded, copied, or re-broadcast without Dana's written consent.


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Continuing on to Slide #3, I'd like to begin today's conference call by introducing Dana's Acting President and Chief Operating Officer, Bill Carroll.

Bill?

BILL CARROLL, ACTING PRESIDENT AND COO, DANA CORPORATION: Thanks, Michelle, and good morning everyone.

Before we begin today's presentation, I'd like to take a moment to thank the many individuals in the audience who took the time to pass along their condolences on the recent passing of Joe Magliochetti. In business, we are continually measured by our accomplishments, our results and, ultimately, our stock price. But every so often, we're reminded that business is also about people and relationships. People are measured by their honesty, integrity, and wisdom. By any of these measures, Joe was a special person, and I'm glad we all had the benefit of knowing him.

Moving forward, as we must, our resolve is only strengthened with an absolute determination to realize the promise Joe always saw in Dana people and the bright future he envisioned for our company.

Today, we're going to talk about how Dana people are working to make that bright future a reality. I'll begin with some comments on our third-quarter performance, including Dana's results by business unit. I'll then hand off to Bob Richter, who will provide an overview of our financials. I'll wrap things up with some remarks on our direction moving forward.

Moving to Slide #4, let's begin with a look at the results of our third quarter. Third-quarter net income totaled $61 million, or 41 cents per share, on sales of $2.4 billion. These results represent a significant improvement over our net income of $4 million, or 2 cents per share, on nearly identical sales during the same period last year.

This year's quarterly net income of $61 million included $9 million in after-tax gains from the ongoing reduction of DCC's assets, and $9 million in after tax gains from early retirement of some of Dana's debt. Excluding these items, quarterly net income totaled $43 million, or 29 cents per share, exceeding First Call earnings estimates of 26 cents per share.

Clearly, the course that we laid out two years ago is now yielding results, achieving or surpassing every goal associated with it, and the strengthened third-quarter performance validates our plan.

Let's move on to Slide #5. This chart shows our quarterly results by business unit compared to last year's third quarter. The top line of each business unit was impacted by the weaker dollar, which added $102 million to our consolidated sales for the quarter.

In the Automotive Systems Group, of the $69 million in increased sales, $44 million was due to currency, which does little for the bottom line. This Group is still absorbing start-up costs associated with several new programs within its Structural Solutions Group. These costs were $7 million greater, on an after-tax basis, than in the third quarter of 2002. This number reflects all of the charges associated with bringing these programs on-line. Fortunately, these costs are lessening -- and will continue to do so -- as we improve production efficiencies, so we will begin to see the benefit from this new business in the quarters ahead.

In the Automotive Aftermarket Group, sales in the quarter were up $17 million due to fluctuations in exchange rates, with market influences reducing this gain by $5 million.


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Previously, we've talked about a shift in product mix away from premium-branded product to lower margin second-line product. This continues to be a challenge for us, especially in the brake business. The biggest factor, however, was the broader softness we continue to see in this market. This group also incurred some restructuring costs during the third quarter. Nevertheless, without these, their OPAT would have shown improvement year-on-year.

Our Engine and Fluid and Heavy Vehicle groups also experienced higher sales due to currency effects of $24 million and $17 million, respectively. These Groups' currency-adjusted sales decreased in-line with lower production in their markets. However, Engine and Fluid held the line on profitability and Heavy Vehicle actually made solid progress, despite the lower sales. I'd also like to note that the Heavy Vehicle Group adjusted its restructuring plans during the quarter by closing a plant in Montgomery, Alabama, and moving the operations to a plant in South Carolina that had been previously scheduled for closure. This action resulted in a favorable adjustment to this Group's restructuring expense, which added to this quarter's operating profit for the Group.

For Dana as a whole, the pickup from restructuring in Heavy Vehicle was offset by the changes I mentioned earlier in AAG and the rest of Dana. The consolidated total for restructuring was a small net charge of less than $1 million. You will find a supplemental slide at the end of this presentation that details our restructuring activity by SBU. Finally, you once again see that the unusual items in the quarter include $9 million of gains from DCC asset sales and $9 million in after tax gains from early retirement of debt.

Now, please turn to Slide #6. This slide highlights our Net New Business Chart, showing our projected incremental business through 2007. As we've mentioned previously, this chart reflects a conservative approach to logging and quantifying the value of programs we have secured for the future. The numbers reported are based on new business for which we have written commitments. This chart also reflects known lost and discontinued programs. For example, the Automotive Systems Group totals in 2006 and 2007 reflect the loss of some Ford frame business, specifically the F-250 and 350. In this situation, we made the conscious decision to step away, rather than accept business that would not allow us to meet our targeted returns. With that said, it's worth noting that we are currently quoting on over a billion dollars in new business and have that in the queue right now.

Now, let's move to Slide #7, where I'll turn things over to Bob.

BOB RICHTER, CHIEF FINANCIAL OFFICER, DANA CORPORATION: Thanks, Bill, and good morning everyone.

I'll address most of my remarks about this slide to the third quarter numbers. Please note again that, as usual, all of my comments refer to our numbers with DCC on an equity basis.

Sales for the third quarter were up 2.3 percent over last year's third quarter. As already mentioned, sales increased $102 million in this year's third quarter compared to the same period last year, due to the weaker dollar. Absent this, sales would have declined $48 million as new business was not sufficient to offset the weaker markets. As we've discussed before, this is a bad trade in terms of the impact on margins, as the volume decline reduces gross margin at the variable contribution rate, while the currency effect adds to cost of sales at a fully loaded rate. This, and the launch cost that Bill talked about earlier, explained why our gross margin for the quarter is down slightly compared to a year ago.


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Other income is up because of the $15 million net pre-tax gain on the repurchase of our debt. Excluding that gain, other income would have been less than last year, and the reason for the decrease is attributable to defense costs in connection with the ArvinMeritor tender offer, which are included on this line.

SG&A is down due to our restructuring plan and other cost reductions, and the decrease comes in spite of the effect that currency has on this line. SG&A is also down as a percent of sales -- from 7.4 percent last year to 6.5 percent this year. This was more than enough to offset the gross margin impact I mentioned earlier, so operating margin -- that is, sales less cost of sales and SG&A -- is up from 2.7 percent to 3.2 percent.

Mercifully, since we don't have any restructuring charges to distort our taxes in foreign jurisdictions this year, our effective tax rate is back to a more normal level.

Equity in earnings of affiliates is up year-on-year, almost entirely due to the $9 million in after-tax gains on the sale of DCC assets. However, we don't have the income from the businesses classified since last year as discontinued operations. The $5 million shown in 2002 is the net income of FTE, Boston Weatherhead and Engine Management, all of which were sold prior to the beginning of the third quarter of this year.

Bottom line, for the quarter, net income is up from $4 million last year to $61 million this year. If you take out the net gains on the debt repurchases and DCC asset sales in this year's third quarter, and the charges associated with our restructuring plan, and income from discontinued operations included in last year's third quarter, we're up from $38 million last year to $43 million this year.

If you look at the nine-month numbers, the explanations for the variances are pretty much the same. Additionally, last year's numbers included a $220 million charge in connection with the adoption of FAS 142, which changed the way we account for goodwill.

Let's now turn to Slide #8. This slide shows the comparative cash flow statement for nine months. As usual, to help you out, we've isolated the effects of our restructuring plan at the bottom.

We've already discussed the numbers pulled forward from the income statement, so let's start with depreciation, which is down due to the divestitures and the tight control we've maintained over capital spend.

Proceeds from divestitures and asset sales in 2003 are largely unchanged from where we were at June 30. The big ticket item in this year's figure is the $90 million we received from Standard Motor Products for the Engine Management operations.

Working capital appears to be a big investment versus last year, and I'll come back to that in just a moment.

There aren't a lot of surprises in the uses of cash section, and in the restructuring section, you can see we had no charges to add back, but we made payments out of the restructuring accruals which, net of proceeds from asset sales associated with the restructuring, resulted in a net cash outflow of $55 million.


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Bottom line, we ended the nine months with a reduction in net debt of $48 million versus last year's drop of $243 million. You may remember, though, last year we talked about a tax refund that we received as a result of the change in law that expanded the carry-back period for tax loses. That refund amounted to $170 million. If you take this payment out of last year's figures, because it was an anomaly, we're just about right where we were at this point last year in terms of cash flow and we're right on plan.

Moving to Slide #9, I said I'd come back to the subject of working capital, and here we are. I just said that a $170 million tax refund accounted for the bulk of the year-on-year difference in cash flow. Well, it's the same story in terms of working capital. $152 million of that refund hit current taxes and therefore reduced working capital last year. As you see here, if you adjust for that effect, the working capital change this year is much more comparable to last year. The difference of about $50 million is mostly the extra inventory and tooling we're carrying to support our new product launches. At the end of this presentation, for those of you who are inclined to crunch numbers, we've included a slide that details our 3-month and nine-month working capital change by component.

Moving to Slide #10, this slide reports on the movement in our capital structure over the last nine months.

The "Operations" column reflects the fact that our net debt is down $48 million. That was the number on the bottom line of the 9-month cash flow statement we saw earlier. Equity is up $150 million from operations. That's the $154 million in net income that we've reported, less the dividends we've paid out.

Within the changes in short-term debt and long-term debt is the effect of the cash paid for the debt repurchase.

The $17 million in the "Other" column on the net debt line includes an $18 million gross gain on the bond repurchases, plus a $29 million improvement in the valuation adjustment related to interest-rate swaps, less a $30 million increase due to currency translation. The bigger shift, at the top of the "Other" column, between short-term and long-term debt, is simply the reclassification, earlier this year of our $250 million in bonds due in March 2004 from long-term to short-term.

In the "Other" column on the equity line, all but $4 million of the $218 million increase is attributable to deferred translation adjustments, again as the result of the weaker dollar.

You put all this together and our net debt to capital ratio was down to 50.7 percent. It's a big improvement from the 57 percent at the beginning of the year and the 61.2 percent we showed just 18 months ago.

Turning to Slide #11, this is our debt portfolio at September 30. The only term debt due in the next few years are the bonds that mature next March. We bought back $19 million of them in the third quarter, so the remaining amount we have to pay off is now $231 million and is reported as short-term debt. We also repurchased $32 million of our bonds due in 2028 and $107 million of those due in 2029. After giving effect to the repurchases and the $100 million outstanding under our accounts receivable securitization facility, the portfolio has an average life of 9.1 years and, including the effect of the interest rate swaps, an average cost of 5-and three-quarters percent.


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Please turn to Slide #12. From a liquidity standpoint, we continue to be in excellent shape. We have the $100 million borrowed against the A/R securitization facility and nothing borrowed against the revolver, so that leaves us with $700 million in available capacity on our committed facilities. This amount, plus more than $550 million in cash on the balance sheet, gives us a total of cash and availability of $1.25 billion, or 13 percent of trailing 12-month sales.

Let's go to Slide #13. This slide brings you up to date on where we are with the sale of the DCC portfolio. The starting point was the pie on the left, which is where we stood two years ago, when we announced that we were exiting the DCC business. We continued to work our plan and, at September 30 of this year, the total portfolio looked like the pie on the right. We reduced the assets in the portfolio by another $70 million this quarter and realized $9 million in after-tax gains. This brings the total since we made the decision to exit these businesses to $780 million in assets reduced, with cumulative after tax-gains of $58 million. And we'll keep on working on those red and yellow slices of the pie.

Please turn to Slide #14. With the gains realized this quarter, we're raising our full-year net income guidance to between $210 million and $220 million, or earnings per share in the range of $1.41 to $1.48. Somebody's already asked why the bottom end of the range only went up by $15 million, even though we had $18 million of unusual gains this quarter. The answer is that we rounded because we thought a range of $213 million to $223 million looked a little silly. It's not any more complicated than that. Anyway, we don't forecast the unusual stuff so, this range implies that net income for the fourth quarter from operations will be $56 million to $66 million, or 38 cents to 44 cents per share.

Please go to Slide #15. This slide shows our current outlook for 2003 full-year cash flow. To be conservative, we're continuing to work off the low end of the range of net income guidance.

Due the tight control we're maintaining over our capital spend, we have lowered our depreciation forecast to $330 million. We also have lowered our projection for working capital reduction to $150 million from the $175 million we discussed with you in July. We'd rather be conservative here, and we have a lot of tooling bills to collect from customers and the extra inventory associated with our startups. Don't forget, even though working capital is up year-to-date, the Q4 reduction implied in this forecast is in line with what we've actually achieved in the last few years.

We've reduced our capital spend projection for the full year to $315 million, based on the rate of outlay year-to-date, and as you know, we'll spend a bit more on dividends than originally forecast. Bill's going to talk about that in a few minutes.

Overall, we should have free cash flow in the range of $375 million to $405 million for the full year after covering the cash requirements of our restructuring program. I'd like to add that these numbers do not include any further divestitures we might accomplish, nor do they include any dividend we might receive from DCC.

Please turn to Slide #16. In July, we gave guidance to $300 million in net income or approximately $2.00 per share for 2004. Today, armed with our third-quarter performance, we are very comfortable reaffirming these numbers.

Please turn to Slide #17. This slide shows our return on invested capital on a rolling four-quarter basis, with net debt being used in the derivation of invested capital. These numbers have the non-recurring stuff taken out, so the improvement you see since we embarked on this


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plan in October 2001 is not due to the end of restructuring charges, the gains on the DCC asset sales, or any other unusual items. What it is, is a reflection of the benefits resulting from the execution of our plan to reduce the number of facilities we have, reduce our workforce, divest non-core businesses, and outsource non-core manufacturing. We're pretty proud of this slide, because it shows the solid improvement since the announcement of our plan in October of 2001. And, based on our guidance for Q4 and into 2004, as we add new bars to the chart we expect to show continued improvement.

So, with that, let's turn to Slide #18 and I'll hand it back to Bill.

BILL CARROLL: Thanks, Bob.

Before we go any further, I'd like to comment briefly on the status of the ArvinMeritor situation. Dana's position on this matter is clear. On July 22, our Board of Directors concluded that the ArvinMeritor offer was a financially inadequate, high-risk proposal that was not in the best interests of Dana or its shareholders. Nothing has changed since that time.

The offer is also opportunistic. The economy is improving monthly, our business momentum is substantial and accelerating. Dana continues to maintain its focus on its own operations and on serving its customers. And this quarter's stronger results reflect improved margins resulting from our restructuring initiatives, further validating the Board's conclusion that Dana's ongoing strategy is a better way to enhance value for our shareholders.

ArvinMeritor has extended the expiration date for its offer on two occasions, despite the fact that it has yet to announce any specific financing plans or resolve the serious anti-trust concerns related to the offer. We note that while Dana's performance and prospects continue to gain momentum, ArvinMeritor, based on its most recent analysts call, seems to be headed in the opposite direction.

Moving to Slide #19, in the four months since ArvinMeritor made its unsolicited offer, the S&P Auto Parts Index has appreciated an average of 14 percent. In the same period, ArvinMeritor's stock price has declined by 20 percent. It would appear to us that investors may be questioning the logic of ArvinMeritor's offer and its recent performance. We have said all along that, in addition to being a bad deal from a financial point of view for our shareholders, a combination of Dana with ArvinMeritor would make no sense strategically in the emerging and substantially changed auto industry environment.

Moving to Slide #20, our focus moving forward is on continuing to address those issues that are vital to Dana's continued success, not on ArvinMeritor.

In the past, we've used the analogy of a flywheel to describe our efforts to accelerate Dana's progress. If you're familiar with the concept of the flywheel, you know it's a rotating wheel that, once put into motion, leverages its own momentum to create consistent velocity with reduced effort. That's what we're after -- increasing positive momentum.

We are dedicated to providing world-class support to our customers around the world. We are streamlining our company, and many of its internal processes, to be more agile and efficient. We are improving margins, capital efficiency, and ROIC. We are aggressively cultivating innovation, technology, and new product development. And, ultimately, we are creating a Dana that is solidly positioned for growth.


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Moving to Slide #21, as we achieve this growth, we are also committed to the principle that dividends are an important component of the total return that we provide to our shareholders. To this end, earlier this week our Board announced that it raised our fourth-quarter dividend to six cents per share. It is our continuing success in executing our plan that has enabled us to provide our shareholders with this dividend increase. We committed that we would revisit our dividend policy as our results approached what could be considered "investment-grade" performance. With our net debt-to-capital projected to be well below 50 percent by year-end, we are confident that we are aggressively moving toward that goal. Increasing the dividend at this time is also consistent with our expectation of continuing improvement in earnings.

Now, moving to Slide #22, looking ahead to 2004, we expect that the costs associated with our product launches will be largely behind us and that we will begin to deliver full returns on these programs. Coupled with a steadily improving heavy-truck market and stability in the light-truck market, we believe Dana is positioned to further improve performance next year. And, as Bob noted, we are happy to reaffirm our belief that earnings in 2004 will be at least $300 million, or $2 dollars a share.

Now, before moving on to your questions, I'd like to share just a few closing thoughts on Slide #23. We are extremely encouraged by Dana's improved performance during the third quarter. As we've outlined today, third-quarter earnings were significantly improved over the same period last year; we raised our full-year net income forecast to a range of $210 to $220 million; net debt-to-capital ratio was lowered to 50.7 percent; and we increased our fourth-quarter dividend to 6 cents per share. These are important and positive accomplishments. But let me be clear. We are committed to quickening the pace and achieving further progress even faster. Speed is of the essence.

Although our restructuring is essentially complete, we will continue to work aggressively to eliminate waste within Dana. Quite simply, whatever doesn't add value will be eliminated. And we will grow our company. We're growing technology. We're growing the world-class capabilities we provide to our customers. And we're growing both the top-line and the bottom-line.

Our plan is working. Our margins are improving. We've shored up the balance sheet by paying down debt, and we increased the dividend to our shareholders. We are making solid progress toward our goals. Our performance is becoming far more predictable. And we are far from finished.

At this time, I'd like to move to Slide #24. We will turn it back to Ashley for the questions and answers.

OPERATOR: Today's Q&A session will be conducted electronically. If you would like to ask a question, you may signal us by firmly pressing the one digit, followed by the four digit on your touch-tone telephone. Dana will also answer questions from their website. We will take as many questions as time permits, and will take your questions in the order they are signaled. For our first question, let's go to Jeff Skoglund. Please go ahead with your question.

JEFF SKOGLUND, UBS: Good morning. Can you talk about what your plans for repurchase of bonds are and whether or not you face any constraints under the current bank facility?

BILL CARROLL: We're not facing constraints. Right now we don't really have any plans to repurchase further debt. In the first quarter, we usually see an outflow of cash because the


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working capital builds up seasonally, and we have that $231 million in bond maturity to deal with. So, our intention in the near term is to be building cash to prepare us to pay off that debt when it comes due.

JEFF SKOGLUND: OK. And in regards to the dividend, I wonder if you could comment in terms of your potential of bringing that up in 2004. Historically, your payout ratio has been higher. I was just kind of curious how you view that in terms of balancing that with your desire to return to investor-grade status. Thank you.

BILL CARROLL: As the Board talked about the dividend this time, and where we go from here, it was pretty clear that they're going to be looking at trying to strike a balance between a number of factors, including our financial position, as you mentioned, our desire to gain and maintain an investment-grade credit rating, the cash required to fund the business and our level of earnings and return on invested capital. Anything more than that on our part would be speculation, because it is the Board's decision. It's a good question.

We have a question off the Internet that perhaps we should just clarify. Somebody was questioning whether the new business chart we show includes extension or renewals of existing business. And the answer is it doesn't. It's a net chart, and it actually subtracts things that we've lost. Maybe we can go back to the phone line.

OPERATOR: Thank you. Our next question is coming from Darren Kimball. Please go ahead with your question.

DARREN KIMBALL, LEHMAN BROTHERS: Thanks. Hi, Bob.

BOB RICHTER: Hi, Darren.

DARREN KIMBALL: Just a couple of things on cash flow. I know that your fourth-quarter working capital performance has been, you know, volatile, and you've had some big numbers in prior fourth quarters. But you know, you sort of have an implied $370 million inflow now to make your target. Is that a stretch at this point for you guys? I mean, do you have to do any sort of special things to hit that target? Or is that, you know, kind of natural? The other question on cash flow is, you've under spent, I think, year-to-date, on the cash payouts against the restructurings. And I'm just wondering if that's a good thing or just something we'll wind up falling into 2004?

BOB RICHTER: As far as the working capital, as I said, if you go back over the last three years, Darren, we've had pretty big numbers in the fourth quarter in each of those years. And, you know, obviously we don't want to get too aggressive here and we took the guidance down by $25 million. But the number we're looking at today we don't think is a big stretch. The other question had to do with ...?

DARREN KIMBALL: Your under spend on...

BOB RICHTER: The under spend on the restructuring. I think it's a little bit of both, a little bit of leak into future periods and a little bit as a permanent reduction. You recall, when we set this thing up we assumed that out of the total there would be a certain amount which was clearly non-cash, like asset impairment, and the rest we assumed to be cash. And some of that cash included pension and stuff like that, that goes out for years. So, really it isn't a big deal after next year.


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DARREN KIMBALL: Any sense of what the cash payouts would be in `04, or should I follow up with you on that after the call?

BOB RICHTER: Maybe follow up after the call.

DARREN KIMBALL: OK.

BOB RICHTER: And of course in the Form 10-Q, we'll have detail of all that stuff by quarter.

DARREN KIMBALL: OK. And on the fourth quarter, any sense of, you know, what your revenue expectation is to go with that 38 to 42 cents?

BOB RICHTER: About the same as this quarter.

DARREN KIMBALL: OK. And just lastly, you took the $16 million, the reversal of the accrual for the heavy-vehicle -- is that an after tax figure? Those are all after tax figures on that page?

BOB RICHTER: You're talking about the supplemental information slide?

DARREN KIMBALL: Yes.

BOB RICHTER: Those are pre-tax numbers.

DARREN KIMBALL: Those are pre-tax numbers. And so, what you're saying is that we should look at that as just sort of, "Hey, you've got a bunch of puts and takes there." And you know, the net was essentially a neutral to the third quarter. Is that...

BOB RICHTER: That's exactly right. But it did distort that one SBU.

DARREN KIMBALL: OK, that's helpful, thank you.

BOB RICHTER: Yes. Next question off the phone line?

OPERATOR: Thank you. Our next question is coming from Ronald Tadross. Please go ahead with your question.

RONALD TADROSS, BANK OF AMERICA SECURITIES: Thanks a lot. Good morning, everyone.

BILL CARROLL: Hello, Ron.

RONALD TADROSS: On the $300 million next year in net, I guess it looks like it's about maybe $60 or $75 million more than the First Call mean. And I guess if you boiled that up to a pre-tax figure, it would be $100 million more than most analysts have in their models. I'm wondering, maybe you could just expand on whether or not you think you're going to do this on an operating basis. Or if you look at the analyst models, I mean, do you think the up side is on an operating basis? You know, is there some decline in the tax rate? We've seen tax rates go down for a lot of suppliers pretty significantly. Could you just talk to a little bit of the mix of those numbers, where you're doing better than you think people are modeling?

BOB RICHTER: There's no change in the tax rate, Ron, at all. And there aren't any unusual items in that. That one slide that Bill talked about on 2004 outlook, I think really details it. You know, we're looking at heavy-duty volumes next year of 245 to 255 million units. That's a big deal for us. We also won't have those start-up costs that we've had this year. I mean, year-to-date, those things are about $20 million after tax that have affected ASG margins. I think maybe people are under doing that. The new business is coming in at pretty good margins. Interest costs are down. And you know, we've still got a few plants to close. So, you factor all that in, and we get there.

BILL CARROLL: You start to get a full run rate on our restructuring benefits to really pay back for what we're doing, for what we've done at this point, Ron.

RONALD TADROSS: OK. But it is mostly in ASG then, and in the commercial-vehicle business?

BILL CARROLL: Yes.

BOB RICHTER: Yes.

BILL CARROLL: Yes it is.

RONALD TADROSS: OK. All right, good. Thank you very much.

BOB RICHTER: Certainly.

BILL CARROLL: Yes.

BOB RICHTER: Next one off the phone line?

OPERATOR: Thank you. Our next question is coming from David Leiker. Please go ahead with your question.

DAVID LEIKER, ROBERT W. BAIRD: Good morning.

BOB RICHTER: Good morning.

BILL CARROLL: Good morning.

DAVID LEIKER: Just a follow-up on the launch costs, Bob. Did you say $20 million in `03?

BOB RICHTER: Yes, year-to-date.

DAVID LEIKER: And what's that number in `04, do you think?

BOB RICHTER: Well, we've always got launch costs.

DAVID LEIKER: Right, but I mean unusual ones, you know, greater than normal?

BOB RICHTER: Nothing. A little bit maybe in the first quarter, but nothing to write home about. And that's why you get the big swing year to year.

DAVID LEIKER: OK. And your increase guidance assumes no unusual items for Q4?

BOB RICHTER: That's correct.

DAVID LEIKER: OK. Can you give us an update on the launches? I know in your press release you talked about the seven launches and that those have gone well. But if you could just kind of run through a little bit and give us a sense of where you are in all those, and what the performance has done.

BILL CARROLL: Well ... this is Bill Carroll. Any frame launches, especially to the extent that -- like these are -- are all brand-new designs, new lines, new people, new plants, are difficult at best. We've worked very closely with our customers. The F-150 is going well. As you know, or if you don't, that's a very successful vehicle for Ford, and it really starts with the design of the frame. And they are actually advertising our frame, which shows how important it is. We're doing well with that.

We are launching, right now, the new Colorado frame out of Longview. So, you know, we have ups and downs, but we're certainly meeting all the customer requirements. We're launching the Freestar. We've launched the axle for the BMW. We are now launching the axle for the Nissan Titan. So, they're all going right now. We're meeting the customer requirements. We're never pleased 100 percent of the time. But we're working through those, and we're very excited about what we see on the top line and the bottom line with this business.

DAVID LEIKER: OK. It doesn't sound like there's anything extraordinary at all that you're going through.

BILL CARROLL: Well the guys in the plant that are doing these launches right now would probably differ with you. But no, it's - I won't say it's business as usual, but it's - we are meeting the challenge at this point.

DAVID LEIKER: And then, Bob, just one technical question. The gain on retirement -- what was the pre-tax number, and which line item did it fall on?

BOB RICHTER: It's in other income. There was an $18 million gross difference. And then, $3 million went against that. You know, you have to charge off the unamortized original issue discount and issuance costs related to those bonds. So, the $18 million gross reduction, less $3 million, gets you $15 million net in other income.

DAVID LEIKER: And then, the after tax was $9 million? Thank you.

BOB RICHTER: Yes. We can take another one off the phone.

OPERATOR: Thank you. Our next question is coming from David Bradley. Please go ahead with your question.

DAVID BRADLEY, J.P. MORGAN: Good morning.

BILL CARROLL: Hi, David.

BOB RICHTER: Hi, David.

DAVID BRADLEY: Selling-general-administrative, you know, plunged. This is the lowest I've ever seen it in terms of percent of sales for some time, a long time anyway. Can you keep it that low?

BOB RICHTER: Yes. As a percent, it was pretty low. We've had things screwed down pretty tight. I think it's going to stay at that level. That's been pretty aggressive. But obviously we'll keep working on it.

DAVID BRADLEY: OK. And then, this is a technical question. I know in your - for the other - when you go through the segments, and you break out an other line item, in the slide I think you're showing a change in the other from, you know, $61 million to $65 million. What goes ... there's no pad in our models ... I think most people at our end use the EBIT number. That went from $50 to $70 million, a $20 million increase. Is that a temporary increase? And will it come back toward the $50 million again, or will it stay at $70 million? How's that going to work?

BOB RICHTER: What you've got in there that's driving it a little higher are defense costs and the mark-to-market adjustment on our stock that is connected with the compensation programs due to the increase in the stock price during the quarter.

DAVID BRADLEY: OK. So, that won't ... that hasn't changed so far this quarter. So, if the stock stays where it is, that would come down. But if defense costs will stay there for a while...

BOB RICHTER: Well let's put it this way. We hope, as it relates to the mark-to-market, David, that you're calling in and asking us about a big jump in that number every quarter.

DAVID BRADLEY: OK. But it's ... so that number ... just trying to think about going forward. But why do defense costs flow through cost of goods sold?

BOB RICHTER: It doesn't; it's on other-income line.

DAVID BRADLEY: So it's an offset to other income?

BOB RICHTER: Yes.

DAVID BRADLEY: OK. But other income is quite high anyway.

BOB RICHTER: Not if you take out the bond repurchases. It's actually down from last year.

DAVID BRADLEY: I see. OK. And then finally, guidance on taxes. What kind of rates should we use going forward?

BOB RICHTER: Thirty-seven to 39 percent, probably.

DAVID BRADLEY: OK. It was lower than that on the quarter though, as I calculate?

BOB RICHTER: Yes. That was just because of where the income came from.

DAVID BRADLEY: OK. All right. Thank you very much.

BOB RICHTER: Yes, thanks. Can we have another?

OPERATOR: Thank you. Our next question is coming from Rob Hinchliffe. Please go ahead with your question.

ROB HINCHLIFFE, UBS: Good morning, Bill. Good morning, Bob.

BILL CARROLL: Good morning.

BOB RICHTER: Good morning.

ROB HINCHLIFFE: Can you give us a sense ... Q4 ... how reflective of the future, I guess, earnings potential is that? I mean, where will the launches be in the whole ramp-up phase in Q4? And how will that compare with next year?

BILL CARROLL: Well in Q4, we'll be substantially past the actual launches, you know, and getting into more regular, if you will, terms that we're doing in the operations themselves. We are launching, like I said, this month, the Colorado frame, which is our new plant in Longview, Texas. And we are launching the front and rear axle for the Nissan Titan. And then, we have ... next year we've got our launch of our Land Rover frame and axles. So, it's moving along smartly. It's just now getting the jobs per hour up and running the plant. That's where we're at. So, substantially that will be behind us by the end of the fourth quarter.

ROB HINCHLIFFE: OK. But year-over-year, then, there's pretty good gain just as the volume hits a normal run rate then?

BILL CARROLL: Well, we're looking that way at this point, yes.

ROB HINCHLIFFE: You talked about quickening the pace of the restructuring, continuing to get cost down. And you've done a lot already. What's left to do? I know you guys are rearranging a lot of existing plants and that kind of thing, floor layouts. But what else can you do to speed this up?

BILL CARROLL: Well you know, we're continually looking at what does not add value, and not only in the plants, but certainly in support groups and other areas of how we deal today. And we're not going to lay back. We're not going to say, "Gee, restructuring is done and here we're are." We're going to always continually look at what waste is in our system, in manufacturing, in distribution and in support groups, and everything is up for review. We're looking at how we can enhance and increase shareholder value.

ROB HINCHLIFFE: OK. And then lastly, with regards to the UAW, can you give us sort of an update in terms of how that partnership is going so far? Any benefits you've seen to it or just kind of how it's going?

BILL CARROLL: Well, of course the partnership is for us to be working together to making sure that together we can be competitive in our operations, as well as continue to grow with the Big Three and any new business that they have. We settled our master negotiations here a couple of weeks ago. We had two plants in the UAW Master. And I'll just say this. We think it was a very good partnership arrangement. And we are now getting back to normal in those plants. So, I think in today's environment we're working very closely, seeing how, together in operations that will be effected with the Big Three, we can grow our businesses together.

ROB HINCHLIFFE: How about from the standpoint of efficiency, in terms of quickening the pace of the restructuring and making your plans more efficient? How does the UAW fit in to that?

BILL CARROLL: Well, let's put it this way. There's a different attitude, I'll say, inside the UAW. That in order for us to be competitive ... in order for our operations ... the way they have to be competitive with China, to be competitive with other areas of the world, to maintain jobs here, there has to be a competitive nature in how we deal together. And understand that in our plants, in our UAW today, we're in this together. And so, there are a lot of relationships that we're building with them. They understand that we have to have the efficiency and productivity in order to main the competitiveness here. They understand that work rules have to change. And they understand, I'll just say it this way, we're not the enemy. They understand that together we have to be competitive in our operations. And so, I think with that attitude change, and with us sitting down and looking at our operations and how we have to be competitive, they're ... we can improve our efficiencies and we have done it.

ROB HINCHLIFFE: OK. Thanks, Bill.

BILL CARROLL: Sure.

BOB RICHTER: We have one question off the Internet here asking about the outlook for cap ex. As we said for 2003, we're looking at $315 million. As we look in to next year, '04, for cap ex, we imagine it being about equal to depreciation. We don't want to fall in to the trap of piling on a lot of assets, after we've spent all of this time rationalizing our asset base. We can go back to the phone line now.

OPERATOR: Thank you. Our next question is coming from Monica Keany. Please go ahead with your question.

MONICA KEANY, MORGAN STANLEY: Good morning.

BILL CARROLL: Good morning.

MONICA KEANY: I was wondering if you could talk a little bit about where you see heavy duty margins going. They were up pretty nicely this quarter, year-over-year, and with improved volume. Where do you see those going?

BOB RICHTER: Remember there's the restructuring adjustment to those heavy duty numbers.

MONICA KEANY: How much was that?

BOB RICHTER: That was about $16 million before tax that was in there. So, that sort of bumped the operating profit of the heavy duty group in this particular quarter, Monica.

MONICA KEANY: OK. So, adjusting for that, what does the margin look like? I just don't have it in front of me.

BOB RICHTER: I'd have to calculate it, to be honest, but I'm sure you can get back to Michelle on that. As far as thinking about what happens to the heavy duty margins going forward, you know for a typical Dana product you've probably got 60 percent material, 10 percent labor and 30 percent overhead, so you get this 30 percent contribution rate - a little higher than that heavy truck. It's a more volatile market. You get more of a risk premium to be committed to that kind of market.

MONICA KEANY: So, 30 to 35 percent?

BOB RICHTER: Yes, it's 35 plus.

MONICA KEANY: OK. And can you -- I see you gave us a 2004 cap ex -- can you translate the income guide in to EBITDA for us? Do you have that handy?

BOB RICHTER: We haven't done that or made that public yet, Monica.

MONICA KEANY: OK. And then, the last question, can you give us an update on, you know, where you are in the process with asset sales? Do you feel like you have a more to do? Or are you pretty happy with that you've been able to do so far?

BOB RICHTER: We continue to look at. There's nothing that's laid on the books that said, you know, you've got to sell this, you've got to sell that. What we're looking at is, again, our non-core, looking at what we have to do to be efficient in our operations. And how we can continue to improve our margins. So, we're always looking at it. We're not done. And I'm not sure if we'll ever really be done continuing to improve our margins.

MONICA KEANY: OK. Thank you.

BOB RICHTER: Sure.

BOB RICHTER: Next question off the phone lines.

OPERATOR: Thank you. Our next question is coming Matthew Mark. Please go ahead with your question.

MATTHEW MARK, JET CAPITAL: Just a quick one. Can you talk about how much the ArvinMeritor process cost you in the third quarter?

BOB RICHTER: Well it cost us more than we spend on copy, paper, and stationary. Truly, you know, if you look at this, I don't think what we're paying is out of line with what other companies have paid in similar situations. But I don't think we want to get into quantifying the costs and get into a position where we have to start discussing quarterly variations in defense costs. They are what they are. And whatever they were, we made what we made in spite of them. And we just prefer to leave it that.

MATTHEW MARK: It would, just to push a little Bob, be helpful just to know whether or not was a material amount, just so we can (INAUDIBLE) in the business absent this process.

BOB RICHTER: We weren't required to disclose it.

MATTHEW MARK: Thanks.

BOB RICHTER: Next question.

OPERATOR: Thank you. Our next question is coming from Kirk Ludtke. Please go ahead with your question.

KIRK LUDTKE, J.P. MORGAN: Good morning, guys.

BILL CARROLL: Hey, Kirk.

BOB RICHTER: Hey, Kirk.

KIRK LUDTKE: I've got a couple of different topics I wanted to touch on. One was, I'm hoping to get a better feel for the likelihood of a dividend from Dana Credit Corporation. And so, Bob if there's any color you can give us on what's left in that portfolio ... it looks like it's about $500 million of assets that are still for sale. And it seems like the economy is getting better. And maybe the likelihood of an asset sale, meaning asset sale and/or dividend from Dana Credit increasing.

BOB RICHTER: I think there's a pretty high likelihood of a dividend from DCC. I think the better question is what is the amount of that? And that's going to really depend on where we are as get closer to the end of the year in terms of asset sales. In the supplemental information that's attached to the press release -- you've got a copy and I guess it's also on the website - you've got a copy of DCC's balance sheet. And you can see they've got a pretty good cash position and have done a pretty nice job of paying down debt this year. But at this point, I'm not prepared to forecast what that might be.

KIRK LUDTKE: OK. Great. Next topic is there's been some rumors about an asset that's in one of your core businesses that may be for sale. And I'm just curious if you wanted to comment on your attitudes towards making acquisitions?

BILL CARROLL: Well, you know, we don't comment on rumors. As of this point in time, we are running our business. We're working our plan and those are the facts of it. And we just showed you what the third quarter is and we'll continue to improve, and we'll continue to work our plan. There's rumors all of the time on various aspects of all of the businesses, but we just don't comment on rumors.

KIRK LUDTKE: OK. And then, last question. I think, Bill, you mentioned in passing that the F-250 and F-350 frame has been awarded, I think to someone else.

BILL CARROLL: Yes.

KIRK LUDTKE: Is there any color you can give us on that?

BILL CARROLL: No. It's 2006, 2007. The only color I can give you is what we have said in our comment section here. We're going to be disciplined and not take on business that we know we cannot make a proper return for our shareholders. And quite frankly, that was the case here.

KIRK LUDTKE: And now there's two out of the three big frame manufacturers who are kind of taking that position. Do you feel like that part of the market is getting more rational?

BILL CARROLL: We can make money in frame business. We've showed you and others that we can. We've got great Ford business. Great General Motors business. We've got great Land Rover business. We can make money on it. Certain jobs, certain businesses or certain programs, maybe you can't. So, I'm not going to sit here and say you can't make money in frames. You can.

KIRK LUDTKE: Thank you very much.

BILL CARROLL: Sure.

BOB RICHTER: Next one off the phone line.

OPERATOR: Thank you. Our next question is coming from Brett Hoselton. Please go ahead with your questions.

BRETT HOSELTON, MCDONALD INVESTMENTS: Good morning, Bill, Bob and Michelle.

BILL CARROLL: Good morning.

BOB RICHTER: Good morning.

BRETT HOSELTON: First of all, as I look at fourth quarter, you, I think, Bob, indicated revenues. You're kind of thinking roughly flat, and it sounded like you were just throwing out a rough estimate. But is that generally directionally correct?

BOB RICHTER: Yes.

BRETT HOSELTON: Now as I look at fourth quarter...

BOB RICHTER: And Brett, that's a little bit maybe a little bit lower in aftermarket, a little bit more in heavy. But net-net, it's about flat.

BRETT HOSELTON: And then, I look at fourth quarter to first quarter, generally we see a nice rise in revenues due to some production numbers. And then, also a nice rise in margins. I guess my question would be, as I look at the first quarter compared to the fourth quarter, is there anything that ... any major positives or negatives that I should be thinking about?

BILL CARROLL: All of the stuff we've already talked about. The heavies notably. New business coming in. These launches that are going on right now, shifts in volume. So, it's all of the stuff we've been talking about.

BRETT HOSELTON: Your pension ... I don't know if you've had a chance to look at that yet, but can you give me a sense of your returns year-to-date? And do you have any idea what the current funding status?

BILL CARROLL: Yes, I do, but I'm not going to talk about that. We will talk about it in the fourth quarter, you know, when we pick the discount rate. Because that really probably has more to do with our funded status than anything else, because the funds are holding up. Our year-to-date return is 13 percent.

BRETT HOSELTON: And you talked about FX [foreign currency exchange] kind of working against you. Helping you out on the revenue line, and then working against you, I think, on the operating line. Can you kind of flesh that out a little bit more? I apologize, I kind of missed that portion of the call.

BILL CARROLL: Yes, well what we're saying is that, you know, when the sales come in because of currency, you're getting on the net income line maybe, five percent after tax. And you get a fully loaded rate into cost of goods sold, not the contribution rate. Whereas when you see the market drop in terms of volume, that comes out at the variable contribution rate, you know, as we said earlier, maybe 30 percent, which means you're getting an 18 percent hit after tax. So, it's a big difference. You don't want to make that trade all day long.

BRETT HOSELTON: And then finally, is there any ... can you provide any update as to, you know, kind of the timing expectations and so forth regarding finding Joe's replacement.

BILL CARROLL: Well, it's completely up to the Board at this point in time. And the Board will be doing what's right for the shareholders and for Dana Corporation. So, it's in the hands of the Board. And that's ... I think that's as far as we'll go with that.

BRETT HOSELTON: OK. Thank you very much gentlemen.

BILL CARROLL: Sure.

BOB RICHTER: Thanks. Phone line.

OPERATOR: Thank you. Our next question is coming from Steve Girsky. Please go ahead with your question.

STEVE GIRSKY, MORGAN STANLEY: Hi. Good morning, everybody.

BILL CARROLL: Hi, Steve.

BOB RICHTER: Hi, Steve.

STEVE GIRSKY: Can you just ... I may have missed this. It may have come in pieces. What was the total currency impact on revenue and on profit?

BOB RICHTER: We said it was about $100 million on the revenue line and about $5 million on the profit.

STEVE GIRSKY: OK. So, the European EBIT looked like it was up a lot. Was that just cost savings? Or ... I know the $5 million would go in there, but anything else in that number?

BOB RICHTER: Well, there's new business. There's cost savings and all kinds of stuff. It's not just currency.

STEVE GIRSKY: OK. And the aftermarket margins seem to be up materially from the second quarter. And frankly if you put the ... if you pull out the chart ... the restructuring charge it looks like it's up even more. Is that just sort of the benefits of cost savings to finally come in here?

BOB RICHTER: Well you remember in the last quarterly call we talked about some actions they were taking, particularly in the Brake group to reduce headcount. And what you're seeing is the benefit of that.

STEVE GIRSKY: So, that's like 100 people that you mentioned.

BOB RICHTER: Yes, you had the cost of getting those people out in the second quarter. And you have the benefit of not having those costs continuing in the third quarter.

STEVE GIRSKY: So, we're now sort of back to where we were on a reasonable basis, then, right, in the aftermarket margin front?

BOB RICHTER: Yes, that's a fair statement.

STEVE GIRSKY: Right. OK. Thanks a lot guys.

BOB RICHTER: Maybe one more question and then we'll call it quits here.

OPERATOR: Our final question of the day will be coming from S.T. Tallapragada. Please go ahead with your question.

S.T. TALLAPRAGADA, QUATTRO GLOBAL CAPITAL: Good morning, and congratulations on a good quarter. Just a couple of really brief questions. Can you comment on the status of the asbestos claims?

BOB RICHTER: We actually do that in the Form 10-Q when it comes out. And you'll see those numbers. But I can tell you in advance you won't be surprised when you see them.

S.T. TALLAPRAGADA: Great. And can you comment on how the antitrust second request process is going with respect to ArvinMeritor offer? And if this has had any effect? Or is it starting to create a distraction at the operating level with the employees?

BILL CARROLL: Yes, we have had the second request. We're working diligently to make sure we get the information. No surprises, I guess. At the same time, it also lets us know that maybe there are some issues there, as we've been saying all along, with antitrust when we've gotten the second request. No, it hasn't
.... it's not effecting the operations at all at this point. You know, we're working very closely with our legal group. And we'll fulfill their requirements.

S.T. TALLAPRAGADA: Great. And one last question, if I may. Can you clarify your incorporation status with respect to the Virginia share control act and what your options are in that regard?

BOB RICHTER: That's a pretty detailed question. I think we're already past the time of the call. I wonder if you'd mind calling Michelle on that one.

S. T. TALLAPRAGADA: Sure.

BOB RICHTER: OK. Thanks very much.

S.T. TALLAPRAGADA: Thank you.

BOB RICHTER: Bill, do you want to wrap it up here?

BILL CARROLL: Yes. Thank you, everyone. That wraps it up.

Let me just reiterate today's messages. Earnings are up; guidance is up again; debt is declining; and dividends are up. And, this is the only the beginning. We'd like to thank everyone for listening today. And as always, we appreciate your interest in the Dana Corporation.

                                      [End]